UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT
EIN 44-0324630 PN 025

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee, and Board of Directors
Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement
Carthage, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2025, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Forvis Mazars, LLP

We have served as the Plan’s auditor since 2007.

Springfield, Missouri
June 18, 2026

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
ASSETS
Investments, at fair value	$474,643,502	$366,888,771
Non-interest bearing cash	—	1,497
Receivables
Company contributions	702,183	625,998
Participant contributions	44,576	—
Investment income	82,493	88,873
Notes receivable from participants	8,045,643	6,968,604
Total receivables	8,874,895	7,683,475
Total assets	483,518,397	374,573,743
LIABILITIES
Fees payable	22,357	14,495
Refund of excess contributions	—	910
Total liabilities	22,357	15,405
NET ASSETS AVAILABLE FOR BENEFITS	$483,496,040	$374,558,338

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2025	2024
ADDITIONS
Investment income
Net appreciation in value of investments	$64,276,501	$13,995,011
Dividends and interest	2,245,709	2,778,360
Other	1,021	1,151
Net investment income	66,523,231	16,774,522
Interest income on notes receivable from participants	650,661	543,744
Contributions
Participant	24,534,623	22,097,370
Company	8,768,876	7,975,094
Rollovers and other	6,333,317	684,316
Total contributions	39,636,816	30,756,780
Net additions	106,810,708	48,075,046
DEDUCTIONS
Benefit payments	60,664,611	50,086,460
Administrative fees	645,914	492,369
Total deductions	61,310,525	50,578,829
NET INCREASE (DECREASE)	45,500,183	(2,503,783)
Transfers to Leggett & Platt, Incorporated 401(k) Plan and Trust
Hanes Companies, Inc. Retirement Savings Plan II	60,239,226	—
Precision Hydraulic Cylinders, Inc. 401k and Profit Sharing Plan	3,198,293	—
Total transfers	63,437,519	—
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	374,558,338	377,062,121
END OF YEAR	$483,496,040	$374,558,338

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE A – DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (Leggett & Platt, L&P or the Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.
General
The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
On March 20, 2025, the Company's Board of Directors, through delegated authority, approved a resolution to merge the Hanes Companies, Inc. Retirement Savings Plan II (Hanes Retirement Plan) with the Plan, effective on March 31, 2025. As of December 31, 2024, the Hanes Retirement Plan was frozen and all participants of the Hanes Retirement Plan became fully vested in their Hanes Retirement Plan accounts and were declared eligible to participate in the Plan as of January 1, 2025. $60,239,226 was rolled into the Plan during the year ended December 31, 2025, and is included as a transfer on the Statement of Changes in Net Assets Available for Benefits.
On March 20, 2025, the Company's Board of Directors, through delegated authority, approved a resolution to merge the Precision Hydraulic Cylinders, Inc. 401k and Profit Sharing Plan (PHC Plan) with the Plan, effective May 31, 2025. As of December 31, 2023, all participants of the PHC Plan became fully vested in their PHC Plan accounts, and all employees of PHC who were eligible to participate in the PHC Plan were declared eligible to participate in the Plan as of January 1, 2024. $3,198,293 was rolled into the Plan during the year ended December 31, 2025, and is included as a transfer on the Statement of Changes in Net Assets Available for Benefits.
Plan Trustee
Principal Financial Group (PFG) is the parent of Principal Trust Company (Principal) and Principal Bank. Principal serves as the sole trustee of the Plan, holds all plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee. Principal Bank provides custodian and banking services to the Plan.
Eligibility of Employees
Most of the Company's employees who work in the United States of America who have completed 90 days of service or belong to a union that has negotiated inclusion into the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan as soon as administratively reasonable. Eligible employees may participate beginning on January, April, July, and October 1 after meeting eligibility requirements or on any special entry date according to the Plan.
Contributions
Company contributions, including eligible matching contributions of 50%, are made at the discretion of the employer and in accordance with the Plan. Except as otherwise disclosed in Schedule H, line 4a, participant and matching Company contributions are remitted within the required timeline, and Company discretionary contributions are generally made in the first quarter of the following year. Company discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions or based on each participant’s total pay and are limited to 6% of eligible employee compensation.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE A – DESCRIPTION OF PLAN – CONTINUED
Employees may elect to voluntarily contribute any whole percentage of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. The Plan also allows:
•Employee rollover contributions.
•Roth contributions. These contributions are made on an after-tax basis subject to the rules contained in the Internal Revenue Code (IRC).
•Catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.
Prior to April 15, 2026, eligible employees who were not participating were enrolled at 1% with pre-tax contributions. Employees who were contributing less than 6% had their contributions increased by 1% annually until they were contributing 6%. Employees could opt out of the automatic increases annually or change their contribution percentage at any time. Effective April 15, 2026, the Plan was amended to discontinue these automatic enrollment and annual increase provisions.
Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers L&P common stock, mutual funds, and common trust funds as investment options for participants. Participants may invest no more than 20% of total pre-tax contributions and Roth contributions in L&P common stock.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement K
Certain participants in the Plan that previously participated in the L&P Retirement Plan, which was frozen in 2006, or the Hanes Pension Plan, which was frozen in 2024, receive employer matching contributions ranging from 20% to 80% based on their age at the time the plans froze, limited to 6% of eligible employee compensation.
As discussed above, the Hanes Retirement Plan merged with the Plan effective March 31, 2025. Through December 31, 2024, Hanes Retirement participants were allowed to contribute to the Plan under the Retirement K provision.
Vesting and Distributions
Participants are always 100% vested in their employee contributions, rollover accounts, and qualified non-elective contributions (QNECs). Company contributions are vested following three years of service with 1,000 hours completed, at which time, they will become 100% vested. Any Company contribution from a prior plan merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and offset Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $10,899 and $19,141, respectively. Also, in 2025 and 2024, Company contributions were offset by $253,830 and $221,496, respectively from forfeited non-vested accounts.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE A – DESCRIPTION OF PLAN – CONTINUED
Upon termination of employment, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. For participants with vested balances of $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan, upon separation of employment, the Plan will automatically process a distribution of the participant’s account. If the vested balance is greater than $1,000 but less than $7,000, the balance will be rolled over into a qualified Individual Retirement Account (IRA), unless the participant elects direct distribution or other eligible direct rollover. The IRA program is offered through Principal Bank, serving as custodian of the program’s assets. Participants with vested balances exceeding $7,000 can elect to keep their balance in the Plan until April 1st of the next calendar year in which the participant reaches age 73 or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59½, provided they meet the hardship withdrawal requirements set forth by the Plan.
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500, and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%.
The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. If an employer is sold and therefore ceases to be a related company, the Plan Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer. A loan is considered to be in default if a participant, active or terminated, fails to make all or part of a required loan repayment by the end of the calendar quarter which follows the calendar quarter in which the repayment is due. Loan balances in default will be treated as outstanding for purposes of determining any future loan amounts. In the event of default, the outstanding balance of the loan, including accrued interest, will be treated as a deemed distribution subject to federal income tax.
Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Any L&P paid expenses are not reflected in the financial statements of the Plan. Forfeitures used to pay Plan expenses were immaterial in both 2025 and 2024.
Plan Termination
L&P generally has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participants who have not yet incurred five consecutive Breaks in Service or received a distribution or deemed distribution will become 100% vested in their accounts. However, L&P is subject to certain interim operating covenants that restrict its ability to take specified actions prior to the consummation of the Somnigroup Merger, including termination of the Plan, unless consented to by Somnigroup, in writing, and such consent cannot be unreasonably withheld. Moreover, if requested by Somnigroup, L&P shall terminate the Plan effective as of the day immediately prior to the closing of Somnigroup Merger.
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE B – SUMMARY OF ACCOUNTING POLICIES – CONTINUED
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.
Investments and Income Recognition
The Plan offers investment options in Allspring Enhanced Stock Market CIT N Fund, Galliard Stable Return PN Fund, and Vanguard Target Retirement Trust II Funds that are classified as collective investment funds. The fair value of these funds are valued at net asset value (NAV) as a practical expedient. As of December 31, 2025 and 2024, there were no unfunded commitments or restrictions on redemptions.
The Galliard Stable Return PN Fund invests all assets in Galliard Stable Return Fund Core (Fund Core), a collective trust fund sponsored by the trustee. The Fund Core is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund Core are guaranteed investment contracts and security-backed contracts. An investment in Fund Core results in the issuance of a given number of participation units. SEI Trust Company, the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2025 and 2024, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter on March 16, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and was therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.
NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2025. The standard describes three levels of inputs that may be used to measure fair value:
•    Level 1: Quoted prices for identical assets or liabilities in active markets.
•    Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)
•    Level 3: Unobservable inputs that are not corroborated by market data.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE C – FAIR VALUE MEASUREMENTS – CONTINUED
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024.

		December 31, 2025
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$137,840,361	$137,840,361	$—	$—
Common stock	18,183,691	18,183,691	—	—
Investments measured at NAV (a)	318,619,450	—	—	—
Investments at fair value	$474,643,502	$156,024,052	$—	$—

		December 31, 2024
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$115,495,566	$115,495,566	$—	$—
Common stock	17,091,008	17,091,008	—	—
Investments measured at NAV (a)	234,302,197	—	—	—
Investments at fair value	$366,888,771	$132,586,574	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
NOTE D – PARTIES-IN-INTEREST TRANSACTIONS
Party-in-interest transactions include those with the Company, fiduciaries, or any person who provides services to the Plan. Expenses paid to parties-in-interest aggregated $467,304 and $391,602 for December 31, 2025 and 2024, respectively. The vast majority of parties-in-interest fees were paid to the Plan trustees. The Company provides certain administrative services at no cost to the Plan. Cash dividends on L&P common stock of $344,424 and $1,118,711 were recorded for the years ended December 31, 2025 and 2024, respectively.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE D – PARTIES-IN-INTEREST TRANSACTIONS – CONTINUED
The following table sets forth assets associated with parties-in-interest as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Leggett and Platt, Incorporated (1,653,063 and 1,780,313 shares, respectively)	$18,183,691	$17,091,008
Notes receivable from participants	8,045,643	6,968,604
These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations promulgated thereunder.
NOTE E – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$483,496,040	$374,558,338
Notes receivable from participants deemed distributed, end of year	(22,000)	(73,503)
Amounts allocated to excess contributions	—	910
Net assets available for benefits per Form 5500	$483,474,040	$374,485,745

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2025	2024
Contributions per the financial statements	$39,636,816	$30,756,780
Amounts allocated to excess contributions	—	910
Contributions per Form 5500	$39,636,816	$30,757,690

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2025	2024
Benefit payments per the financial statements	$60,664,611	$50,086,460
Notes receivable deemed distributed, beginning of year	(73,503)	(129,638)
Notes receivable deemed distributed, end of year	22,000	73,503
Amounts allocated to withdrawing participants, beginning of year	—	(1,079)
Amounts allocated to excess contributions	910	177
Benefit payments per Form 5500	$60,614,018	$50,029,423

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE F – RISKS, UNCERTAINTIES, AND SUBSEQUENT EVENTS
The Plan invests in various investment securities. Investment securities are exposed to market, credit, and interest rate risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using December 31, 2025 values and information currently available to the Plan.
Effective May 3, 2026, the Plan was amended to add the Company's Elite Comfort Solutions and MoIron businesses as participating employers in the Plan, expand eligibility to their employees, and recognize prior service
On April 13, 2026, Leggett & Platt and Somnigroup International Inc. (Somnigroup) announced that the companies have signed the Somnigroup Merger Agreement pursuant to which, subject to the terms and conditions of the Somnigroup Merger Agreement, Sparrow Unity Corporation, a Missouri corporation and a direct, wholly-owned subsidiary of Somnigroup, will merge with and into Leggett & Platt (the Somnigroup Merger), with Leggett & Platt surviving the Somnigroup Merger as a direct, wholly-owned subsidiary of Somnigroup. The Somnigroup Merger is an all-stock transaction. Under the terms of the Somnigroup Merger Agreement, Leggett & Platt shareholders will receive 0.1455 shares of common stock, par value $.01 per share, of Somnigroup in exchange for each share of common stock, par value $.01 per share, of Leggett & Platt they own.
The transaction is currently anticipated to close by year-end 2026, subject to the satisfaction of customary closing conditions, including approval by Leggett & Platt’s shareholders and receipt of certain governmental and regulatory approvals. The transaction does not require Somnigroup shareholder approval.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2025

Participant Contributions Transferred Late to Plan		Total That Constitutes Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$13	1/6/25	$—	$13	1	$—
49	1/13/25	—	49	2	—

1 2024 employee deferrals due January 6, 2025 were not remitted to the Plan until February 28, 2025. Lost earnings were remitted as well, and the transaction was fully corrected on February 28, 2025.
2    2024 employee deferrals due January 13, 2025 were not remitted to the Plan until February 26, 2025. Lost earnings were remitted as well, and the transaction was fully corrected on February 28, 2025.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value(1)
	Vanguard	Vanguard Growth Index Fund	52,872,676
	Vanguard	Vanguard Target Retirement 2030 Trust II Fund	49,633,871
	Vanguard	Vanguard Target Retirement 2035 Trust II Fund	44,527,245
	Allspring	Allspring Enhanced Stock Market CIT N Fund	41,866,979
	Vanguard	Vanguard Target Retirement 2025 Trust II Fund	36,735,686
	Vanguard	Vanguard Target Retirement 2040 Trust II Fund	31,306,235
	Galliard	Galliard Stable Return PN Fund	27,651,018
	Dodge & Cox	Dodge & Cox Stock X Fund	26,669,927
	Vanguard	Vanguard Target Retirement 2045 Trust II Fund	23,927,193
	Vanguard	Vanguard S&P Mid Cap 400 Index Fund	20,009,626
*	Leggett & Platt, Incorporated	Common stock	18,183,691
	Vanguard	Vanguard Target Retirement 2050 Trust II Fund	18,030,717
	Vanguard	Vanguard FTSE All World ex US Index Fund	15,329,207
	Vanguard	Vanguard Target Retirement 2020 Trust II Fund	13,426,456
	Vanguard	Vanguard Target Retirement 2055 Trust II Fund	13,134,924
	Vanguard	Vanguard Small Cap Index Fund	12,833,716
	Baird	Baird Core Plus Bond Fund	10,125,209
	Vanguard	Vanguard Target Retirement Inc Trust II Fund	7,867,283
	Vanguard	Vanguard Target Retirement 2060 Trust II Fund	7,476,939
	Vanguard	Vanguard Target Retirement 2065 Trust II Fund	2,552,722
	Vanguard	Vanguard Target Retirement 2070 Trust II Fund	482,182
*^	Various Participants	Notes receivable from participants with interest rates set at prime plus 1% (4.25% - 10.50%)	8,023,643
	Total investments		$482,667,145

(1)    See Note B of Notes to Financial Statements regarding the December 31, 2025 valuation of assets.
*    Investments in assets of parties-in-interest to the Plan.
^    Net of $22,000 of cumulative deemed loan distributions.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of Forvis Mazars, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST AGREEMENT

Date: June 18, 2026	By:	/s/ Lindsey Odaffer
Lindsey Odaffer
Executive Vice President – Chief Human Resources Officer and Plan Administrative Committee Chair